UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)
                             -----------------------

                              Brio Technology, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    109704106
                                 (CUSIP Number)

                                Thomas J. Murphy
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                January 12, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------                               -------------------------
109704106                                                 Page  2  of 13   Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        3,308,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,308,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,308,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                 Page  3  of 13   Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 43, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        3,308,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,308,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,308,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                 Page  4  of 13   Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 18, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        3,308,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,308,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,308,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                 Page  5  of 13   Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]
                                                                      (b)[_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES                  ---------------------------------------------
      BENEFICIALLY OWNED           8    SHARED VOTING POWER
      BY EACH REPORTING
          PERSON                        3,308,258
           WITH                    ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        -0-
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        3,308,258
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,308,258
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

------------------------                               -------------------------
109704106                                                 Page  6  of 13   Pages
------------------------                               -------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 3, 1999 (the "Original 13D") with respect to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Brio Technology, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

         Item 2. Identity and Background

         Item 2 is hereby amended and restated in its entirety as follows:

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 18, L.P., a Delaware limited partnership ("GAP 18"), General Atlantic Partners 43, L.P., a Delaware limited partnership ("GAP 43"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 18 and GAP 43, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 18 and GAP 43 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Clifton S. Robbins and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is

------------------------                               -------------------------
109704106                                                 Page  7  of 13   Pages
------------------------                               -------------------------

3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 18, GAP 43 and GAPCO each own of record no shares of Common Stock, 1,748,661 shares of Common Stock, 1,135,062 shares of Common Stock and 424,535 shares of Common Stock, respectively, or 0%, 6.5%, 4.2% and 1.6%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 18 and GAP 43, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the

------------------------                               -------------------------
109704106                                                 Page  8  of 13   Pages
------------------------                               -------------------------

Reporting Persons may be deemed to own beneficially an aggregate of 3,308,258 shares of Common Stock or 12.3% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,308,258 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) Between January 7, 2000 and January 18, 2000, GAP 18, GAP 43 and GAPCO sold the following number of shares on the dates and for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 2, 1999:


                                     GAP 18
                                     ------

Date           Shares Sold         Net Price Per Share           Proceeds
----           -----------         -------------------           --------
1/07/2000         13,214               $51.19                    676,424.66
1/10/2000        105,715                47.8525                5,058,727.04
1/11/2000         16,386                47.9365                  785,487.49
1/12/2000          8,351                47.6216                  397,687.98
1/13/2000          9,567                47.4338                  453,799.16
1/14/2000         15,857                47.2942                  749,944.13
1/18/2000          2,643                46.4400                  122,740.92

                                     GAP 43
                                     ------

1/07/2000          8,577                $51.19                   439,056.63
1/10/2000         68,620                 47.8525               3,283,638.55
1/11/2000         10,636                 47.9365                 509,852.61
1/12/2000          5,421                 47.6216                 258,156.69

------------------------                               -------------------------
109704106                                                 Page  9  of 13   Pages
------------------------                               -------------------------

1/13/2000          6,210                 47.4338                 294,563.90
1/14/2000         10,293                 47.2942                 486,799.20
1/18/2000          1,715                 46.4400                  79,644.60

                                      GAPCO
                                      -----

1/07/2000          3,209                $51.19                   164,268.71
1/10/2000         25,665                 47.8525               1,228,134.41
1/11/2000          3,978                 47.9365                 190,691.40
1/12/2000          2,028                 47.6216                  96,576.60
1/13/2000          2,323                 47.4338                 110,188.72
1/14/2000          3,850                 47.2942                 182,082.67
1/18/2000            642                 46.4400                  29,814.48


         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Incorporate by reference the Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, filed as Exhibit 1 to the Original 13D, dated as of August 13, 1999.

         Exhibit 2: Power of Attorney dated December 22, 1999 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

------------------------                               -------------------------
109704106                                                 Page  10 of 13   Pages
------------------------                               -------------------------

          Exhibit 3: Power of Attorney dated December 22, 1999 appointing Thomas J. Murphy Attorney-In- Fact for GAPCO.

------------------------                               -------------------------
109704106                                                 Page  11 of 13   Pages
------------------------                               -------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 19, 2000


                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 18, L.P.

                                        By:  General Atlantic Partners, LLC,
                                             Its general partner

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 43, L.P.

                                        By:  General Atlantic Partners, LLC,
                                             Its general partner

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By:  /s/ Thomas J. Murphy
                                             -----------------------------
                                             Name: Thomas J. Murphy
                                             Title:   Attorney-In-Fact

------------------------                               -------------------------
109704106                                                 Page  12 of 13   Pages
------------------------                               -------------------------


                                                                       EXHIBIT 2
                                              to AMENDMENT NO. 1 to SCHEDULE 13D


                         GENERAL ATLANTIC PARTNERS, LLC
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                        December 22, 1999

                                POWER OF ATTORNEY

         The undersigned, General Atlantic Partners, LLC, a Delaware limited liability company, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Limited Liability Company"), by its Managing Member, Steven A. Denning, a U.S. citizen of full legal age, domiciled at 16 Khakum Drive, Greenwich CT 06831, hereby constitutes and appoints Thomas
J. Murphy, a U.S. citizen, of full legal age, domiciled at 221 Old King's Highway North, Darien, CT 06820, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Limited Liability Company, as fully to all intents and purposes as a Managing Member might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 2000.

                                        GENERAL ATLANTIC PARTNERS, LLC

                                             By   /s/ Steven A. Denning
                                                  -----------------------
                                                  Steven A. Denning
                                                  Managing Member


STATE OF CONNECTICUT )
                         :ss. ###-##-####
COUNTY OF FAIRFIELD  )

         On the 22nd day of December, 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

/s/ Sheila Hughes
-----------------
NOTARY PUBLIC
My commission expires August 31, 2001

------------------------                               -------------------------
109704106                                                 Page  13 of 13   Pages
------------------------                               -------------------------

                                                                       EXHIBIT 3
                                              to AMENDMENT NO. 1 to SCHEDULE 13D


                         GAP COINVESTMENT PARTNERS, L.P.
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                        December 22, 1999

                                POWER OF ATTORNEY

         The undersigned, GAP Coinvestment Partners, L.P., a Delaware limited partnership, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Partnership"), by its Managing General Partner, Steven A. Denning, a U.S. citizen of full legal age, domiciled at 16 Khakum Drive, Greenwich CT 06831, hereby constitutes and appoints Thomas
J. Murphy, a U.S. citizen, of full legal age, domiciled at 221 Old King's Highway North, Darien, CT 06820, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Partnership as fully to all intents and purposes as a General Partner might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 2000.

                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By   /s/ Steven A. Denning
                                             -----------------------
                                             Steven A. Denning
                                             Managing General Partner


STATE OF CONNECTICUT )
                         :ss. ###-##-####
COUNTY OF FAIRFIELD  )

         On the 22nd day of December, 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

/s/ Sheila Hughes
-----------------
NOTARY PUBLIC
My commission expires August 31, 2001